Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 03/09/18	OFFICIAL USE ONLY

SEC Mail Processing
Received
MAR 09 2018
WASH, D.C.

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

18002055

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe C2 Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/09/18 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 9th day of March (Month), 2018 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/09/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/09/19

Cboe

March 9, 2018

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe C2 Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C[1] (updated to reflect list of Directors and Committee Members)
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

---

[1] Updated to reflect changes in Directors and Officers

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. **Bats Global Markets Holdings, Inc.**

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Chris Concannon (President and COO)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Eric Crampton (SVP, Software Engineer)
- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Chris Concannon (President and COO)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Chris Concannon (President and COO)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Eric Crampton (SVP, Software Engineer)
- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. <u>Cboe EDGX Exchange, Inc.</u>

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc.., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   <u>Current Officers</u>

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Chris Concannon (President and COO)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Eric Crampton (SVP, Software Engineer)
- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. <u>Cboe Trading, Inc.</u>

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Chris Isaacson
   - Chris Concannon
   - Brian N. Schell

   <u>Current Officers</u>

   - Troy Yeazel (President)
   - Anders Franzon (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Ed Tilly
- Chris Concannon
- Mark Hemsley

Current Officers

- Ed Tilly (Chief Executive Officer)
- Chris Concannon (President)
- Mark Hemsley (Vice President)
- David Reynolds (Vice President)
- Derick Shupe (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Vice President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, and Bats Hotspot IB LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)
   - Bryan Harkins (EVP, Head of U.S. Equities and Global FX)
   - Mark Hemsley (EVP, President Europe)
   - Chris Isaacson (EVP, CIO)
   - Andrew Lowenthal (EVP, Head of Global Derivatives)
   - Alexandra Albright (Chief Compliance Officer)
   - Barry Calder (Head of Liquidity)
   - Sean Cleary (VP, Sales FX)
   - Jim Enstrom (VP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)

- Paul Reidy (VP, Cboe FX COO)
- David Reynolds (VP, Chief Accounting Officer)
- Lisa Shemie (VP, Associate General Counsel and Chief Legal Officer)
- Derick Shupe (VP, Controller)
- Aaron Weissenfluh (VP, CISO)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

L. Cboe International Holdings Limited

1. *Name*: Cboe International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited, Bats Hotspot Asia Pte. Ltd., and INDEXPUBS S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Bats Hotspot Asia Pte. Ltd.

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Concannon
   - Ng Lip Chih

   Current Officers

   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Richard Balarkas
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   Current Officers

   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)

- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood
- Rebecca Fuller
- Richard Balarkas

Remuneration Committee
- John Woodman
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Trading Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers

   - John Woodman (Chairman)
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe ETF.com, Inc.

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Dave Nadig (Senior Director)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Stephanie Klein (Vice President)
   - Laura Morrison (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. <u>INDEXPUBS S.A.</u>

1. *Name*: INDEXPUBS S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>

   - Dave Nadig (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Bats Hotspot IB LLC

1. *Name*: Bats Hotspot IB LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot IB LLC is an introducing broker registered with the National Futures Association.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers

   - Bryan Harkins (Senior Vice President)
   - Derick Shupe (Chief Accounting Officer)

   Managers

   - Chris Concannon

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers

   - Alexandra Albright (Chief Compliance Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Sean Cleary (Vice President)
   - John Deters (Executive Vice President, Chief Strategy Officer & Head of Corporate Initiatives)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Equities and Global FX)
   - Mark Hemsley (Executive Vice President, President Europe)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Chris Isaacson (Executive Vice President & Chief Information Officer)
   - Andrew Lowenthal (Executive Vice President, Head of Global Derivatives & CFE Senior Managing Director)
   - Stephanie Marrin (Deputy Chief Regulatory Officer)
   - Paul Reidy (Vice President)
   - David Reynolds (Vice President & Chief Accounting Officer)

- Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Derick Shupe (Vice President and Controller)
- Edward Tilly (Chief Executive Officer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers

- Chris Concannon
- Gilbert Bassett
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Trading Limited and Cboe International Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. <u>Cboe Global Markets, Inc.</u>

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Ed Tilly
   - James Boris
   - Frank English
   - William Farrow
   - Edward Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Chris Mitchell
   - Roderick Palmore
   - Joe Ratterman
   - Michael Richter
   - Samuel Skinner
   - Carole Stone
   - Eugene Sunshine

   <u>Current Officers</u>

   - Ed Tilly (Chairman and Chief Executive Officer)
   - Chris Concannon (President and COO)
   - Brian Schell (EVP, CFO and Treasurer)

- Chris Isaacson (EVP and CIO)
- Mark Hemsley (EVP, President Europe)
- Pat Sexton (EVP, General Counsel and Corporate Secretary)
- Bryan Harkins (EVP, Equities and FX)
- Andrew Lowenthal (EVP, Global Derivatives)
- John Deters (EVP, Corporate Strategy and Multi-Asset Solutions)
- David Reynolds (VP and Chief Accounting Officer)

<u>Compensation Committee</u>

- Frank English
- Janet Froetscher
- Samuel Skinner
- Eugene Sunshine

<u>Audit Committee</u>

- William Farrow
- Edward Fitzpatrick
- Carole Stone

<u>Nominating and Governance Committee</u>

- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

<u>Finance and Strategy Committee</u>

- Frank English
- Edward Fitzpatrick
- Jill Goodman
- Carole Stone

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Future Exchanges, LLC is a contract market approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Concannon
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (Managing Director - CFE)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Chris Concannon (President)
   - John Deters (Executive Vice President, Chief Strategy Officer & Head of Corporate Initiatives)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)

- David Gray (Senior Vice President, Global Client Services & CFE Managing Director)
- Bryan Harkins (Executive Vice President, Head of U.S. Equities and Global FX)
- Mark Hemsley (Executive Vice President, President Europe)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, Chief Information Officer & CFE Senior Managing Director)
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, Head of Global Derivatives & CFE Senior Managing Director)
- Matthew McFarland (Head of CFE Business Operations and Strategy & CFE Managing Director)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- David Reynolds (VP & Chief Accounting Officer)
- Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Derick Shupe (Vice President and Controller)
- Edward Tilly (Chief Executive Officer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Electronic Trading Operations and CFE Managing Director)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Chris Concannon
- Michael Gorham

<u>Regulatory Oversight Committee</u>
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Marc Schultz

<u>Trading Advisory Committee</u>
- Jay Caauwe
- Kirk Bonniewell
- Zeke Charlesworth
- Michael Dennis
- Johan Drylewicz

- Alex Gerko
- Josh Grant
- Douglas Schadewald
- Andrew Smith

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - James Fitzgibbons
   - Jaap Gelderloos
   - Andrew Lowenthal
   - Tom O'Mara
   - Rick Oscher
   - John Deters
   - Dave Reynolds
   - Eric Frait
   - Steve Sosnick

   Current Officers

   - Angelo Evangelou (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. <u>Cboe Exchange, Inc.</u>

1. *Name*: Cboe Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   <u>Current Officers</u>

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Chris Concannon (President and COO)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP & Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Marc Magrini (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   -

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. CBOE, LLC

1. *Name*: CBOE, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* CBOE, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. <u>CBOE III, LLC</u>

1. *Name*: CBOE III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - John Deters
   - Chris Concannon
   - Ed Tilly

   <u>Current Officers</u>

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - John Deters (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Alexandra Albright (VP, Market and Member Regulation)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity, Data and Member Services)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Sean Cleary (VP, Sales FX)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, Software Engineering)
   - Pamela Culpepper (Chief HR Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)

- Laura Dickman (VP, Associate General Counsel)
- Jim Enstrom (VP, Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP, Deputy General Counsel)
- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of U.S. Equities and Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Information Officer)
- Carol Kennedy (VP, Chief Communications Officer)
- Stephanie Klein (VP, Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Paul Reidy (VP, Cboe FX COO)
- Arthur Reinstein (SVP, Deputy General Counsel)
- David Reynolds (VP, Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Curt Schumacher (VP, CTO Operations)
- Lisa Shemie (VP, Associate General Counsel)
- Derick Shupe (VP, Controller)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (SVP, Research and Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Systems Development)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. CBOE Livevol, LLC

1. *Name*: CBOE Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* CBOE Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   <u>Current Officers</u>

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President, Chief Audit Executive)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Aaron Weissenfluh (Vice President, CISO)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Alexandra Albright (Chief Compliance Officer)
- Todd Furney (Chief Risk Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. <u>Cboe UK Limited</u>

1. *Name*: Cboe UK Limited
   Address: Level 30, The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom EC3V 4AB

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Dave Gray

   <u>Current Officers</u>

   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. CBOE Vest, LLC

1. *Name*: CBOE Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Vest Financial Group, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - John Deters (Vice President)
   - Andrew Lowenthal (Vice President)
   - David Reynolds (Vice President)
   - Derick Shupe (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sextons (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Eric Frait
   - Bryan Harkins
   - Chris Isaacson
   - Jim Roche
   - Curt Schumacher

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Jim Enstrom (Vice President, Chief Audit Executive)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Jim Roche (Vice President)
   - Derick Shupe (Vice President)
   - Aaron Weissenfluh (Vice President, Chief Information Security Officer)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Alexandra Albright (Chief Compliance Officer)
- Todd Furney (Chief Risk Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. The Options Exchange, Incorporated

1. *Name*: The Options Exchange, Incorporated
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Options Exchange, Incorporated has been inactive since its incorporation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chairman)
   - Chris Concannon (President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Vest Financial Group, Inc.

1. *Name*: Vest Financial Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of CBOE Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Karan Sood
   - William Speth

   Current Officers

   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Dave Gray

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Alexandra Albright		Chief Compliance Officer		02/28/17		
Lawrence Bresnahan		Vice President, Market & Member Regulation		02/28/17		
Rodney Burt		Vice President, Infrastructure		02/28/17		
Kevin Carrai		Vice President, Connectivity		02/28/17		
Bryan Christian		Senior Vice President, Sales US Equities		02/13/18		03/01/18 - Change in title
Paul Ciciora		Vice President, Systems Infrastructure		02/28/17		
Catherine Clay		Vice President, Business Development		02/28/17		
Chris Concannon		President and COO		02/28/17		

Jeff Connell		Vice President, Deputy Chief Regulatory Officer		02/13/18		03/01/18 - Change in title
Eric Crampton		Senior Vice President, Software Engineer		02/13/18		03/01/18 - Change in title
John Deters		Executive Vice President, Chief Strategy Officer & Head Corp Initiative		02/28/17		03/01/18 - Change in title
Laura Dickman		Vice President, Associate General Counsel		02/13/18		03/01/18 - Change in title
James Enstrom		Vice President, and Chief Audit Executive		02/28/17		
Eric Frait		Vice President, Business Analysis		02/28/17		
Anders Franzon		Senior Vice President and Deputy General Counsel		02/28/17		03/01/18 - Change in title
Todd Furney		Vice President, Chief Risk Officer		02/28/17		
Alicia Goldberg		Vice President, Statistical Analysis		02/28/17		
David Gray		Senior Vice President, Global Client Services		02/28/17		03/01/18 - Change in title
Bryan Harkins		Executive Vice President, Head of U.S. Equities & Global FX		02/13/18		03/01/18 - Change in title
Mark Hemsley		Executive Vice President, President Europe		02/28/17		
Gregory Hoogasian		Senior Vice President, Chief Regulatory Officer		02/28/17		
Chris Isaacson		Executive Vice President, Chief Information Officer		02/28/17		
Jennifer Lamie		Vice President, Chief Regulatory Advisor		02/28/17		03/01/18 - Change in title
Stephanie Lara Marrin		Deputy Chief Regulatory Officer		02/28/17		03/01/18 - Change in title
Andrew Lowenthal		Executive Vice President, Head of Global Derivatives		02/28/17		03/01/18 - Change in title

Marc Magrini		Vice President, Administration		02/13/18		
Anthony Montesano		Vice President, TSD and Registration		02/28/17		03/01/18 - Change in title
Laura Morrison		Senior Vice President, ETP Listings		02/13/18		03/01/18 - Change in title
Mark Novak		Vice President, CTO Development		02/28/17		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		02/28/17		03/01/18 - Change in title
David Reynolds		Vice President, and Chief Accounting Officer		02/28/17		
Bradley Samuels		Vice President, Systems Development		02/28/17		
Brian N. Schell		Executive Vice President, CFO & Treasurer (through 02/28/18)		02/28/17		
Curt Schumacher		Vice President, CTO Operations		02/28/17		
Derick Shupe		Vice President, Controller		02/28/17		
John Sexton		Executive Vice President, General Counsel & Corporate Secretary		02/28/17		03/01/18 - Change in title
Steven Sinclair		Vice President, Systems Development		02/28/17		
Eileen Smith		Vice President, Systems Planning		02/28/17		
William Speth		Vice President, Research & Product Development		02/28/17		03/01/18 - Change in title
Paul Stephens		Vice President, Global Client Services		02/28/17		03/01/18 - Change in title
Edward Tilly		Chief Executive Officer		02/28/17		
Michael Todd		Vice President, OSC		02/28/17		03/01/18 - Change in title
Michael Todorofsky		Vice President, US Market Operations		02/28/17		03/01/18 - Change in title
Michael Trees		Vice President, Trading System Development		02/28/17		

Aaron Weissenfluh		Vice President, CISO		02/28/17		
Troy Yeazel		Senior Vice President, Operations		02/13/18		
Vivian Yiu		Vice President, Product Strategy		02/13/18		03/01/18 - Change in title
Laura Zinanni		Senior Vice President and Deputy General Counsel		02/28/17		03/01/18 - Change in title
Former Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Karen Christiansen		Vice President, Regulatory Systems Dev		02/28/17		02/13/18
Pamela Culpepper		Chief HR Officer		02/28/17		02/13/18
Alan Dean		Executive Vice President, Chief Financial Officer and Treasurer		02/28/17		02/13/18
Angelo Evangelou		Deputy General Counsel		02/28/17		02/13/18
Carmen Frazier Brannan		Vice President, Government Relations		02/28/17		02/13/18
Carol Kennedy		Vice President &Chief Communications Officer		02/28/17		02/13/18
Stephanie Klein		Vice President, Chief Marketing Officer		02/28/17		02/13/18
Deborah Koopman		Vice President, Investor Relations		02/28/17		02/13/18
Matthew Moran		Vice President, Institutional Marketing		02/28/17		02/13/18
LuAnn O'Shea		Vice President Facilities		02/28/17		02/13/18
Donald Patton		Vice President, Accountant/Controller		02/28/17		02/13/18
Debra Peters		Vice President, Options Institute		02/28/17		02/13/18
Roberta Piwnicki		Vice President, Systems Development		02/28/17		02/13/18

Kapil Rathi		Senior Vice President, Options Business Development		02/28/17		02/13/18
James Roche		Vice President, Market Data Services		02/28/17		02/13/18
Gregory Steinberg		Vice President, Associate General Counsel and Assistant Secretary		02/28/17		02/13/18
Joanne Moffic-Silver		Executive Vice President, General Counsel & Corporate Secretary		02/28/17		02/28/18

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Title(s)		Appointment Date:		Termination Date:
Ed Tilly		Chairman & Director				
Bruce Andrews		Director		02/13/18		
Kevin Murphy		Director		02/13/18		
David Roscoe		Director		02/13/18		
Jill Sommers		Director		02/13/18		
Scott Wagner		Director		02/13/18		
Former Directors						
Name:		Title(s)		Appointment Date:		Termination/Change Position Date:
James Boris		Director		January 2003		02/13/18
Frank English		Director		June 2012		02/13/18
William Farrow		Director		May 2016		02/13/18
Ed Fitzpatrick		Director		May 2013		02/13/18

Janet Froetscher		Director		January 2005		02/13/18
Jill Goodman		Director		June 2012		02/13/18
Chris Mitchell		Director		02/28/17		02/13/18
Roderick Palmore		Director		January 2000		02/13/18
Joe Ratterman		Director		02/28/17		02/13/18
Michael Richter		Director		02/28/17		02/13/18
Samuel Skinner		Director		January 2004		02/13/18
Carole Stone		Director		January 2006		02/13/18
Eugene Sunshine		Director		January 2003		02/13/18

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- Ed Tilly (Chairman)
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe